UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Hunter Maritime Acquisition Corp.
(Name of Issuer)
Class A Common Shares
(Title of Class of Securities)
Y37828111
(CUSIP Number)
OxFORD Asset Management LLP
OxAM House
6 George Street
Oxford
United Kingdom
OX1 2BW

+44 1865 248248
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 20, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: Y37828111

1	NAME OF REPORTING PERSON: OxFORD ASSET MANAGEMENT LLP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No.: Y37828111
ITEM 1.	SECURITY AND ISSUER:
This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on March 4, 2019 (the “Original Schedule 13D”) and is being filed by OxFORD Asset Management LLP pursuant to §240.13d-2(a), with respect to the Class A Common Shares (the “Shares”) of Hunter Maritime Acquisition Corp. (the “Issuer”), whose principal executive offices are located at c/o MI Management Company, Trust Company Complex, Suite 206, Ajeltake Road, P.O. Box 3055, Majuro, Marshall Islands, MH96960. This is the final amendment to the Original Schedule 13D and constitutes an “exit filing” for the Reporting Person.
ITEM 2.	IDENTITY AND BACKGROUND:
Item 2 of the Original Schedule 13D is hereby restated in its entirety as follows: (a-c,f) This Schedule 13D is filed on behalf of OxFORD Asset Management LLP (“OxFORD” or the “Reporting Person”). This Schedule 13D relates to Shares held for the account of OxAM Quant Fund Limited, a Cayman Islands exempted company (“OxAM”). OxAM has in place an Investment Advisory Agreement with OxFORD, pursuant to which OxFORD serves as the investment adviser to OxAM. In such capacity, OxFORD may be deemed to exercise the voting and dispositive power over the Shares held for the account of OxAM. The address of the principal business office of OxFORD is OxAM House, 6 George Street, Oxford, United Kingdom, OX1 2BW. OxFORD is a limited liability partnership incorporated in England and Wales. (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
This Item 3 is not applicable.
ITEM 4.	PURPOSE OF TRANSACTION:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows: The Reporting Person acquired the Shares reported on the Original Schedule 13D for investment purposes and in the ordinary course of OxAM’s business, pursuant to investment strategies, because OxFORD, as investment adviser, believed that the Shares, when purchased, represented an attractive investment opportunity. The investment opportunity arose pursuant to the Issuer’s offer being made upon the terms and subject to certain conditions set forth in the Tender Offer Statement dated February 12, 2019 (the “Tender Offer”). The Reporting Person tendered its entire holding of 1,255,000 Shares which were subsequently accepted for purchase by the Issuer as notified in its Form SC TO-I/A filed on March 20, 2019. As a result of the acceptance for purchase by the Issuer, the Reporting Person no longer may be deemed to beneficially own any Shares in the Issuer.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows: (a) - (b) As of March 20, 2019, and the date hereof, the Reporting Person no longer may be deemed to beneficially own any Shares in the Issuer. (c) Information concerning transactions in the Shares effected by the Reporting Person since the filing of the Original Schedule 13D is set forth in Exhibit B hereto and is incorporated herein by reference. (d) OxAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement. (e) On March 20, 2019 the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
This Item 6 is not applicable.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit B: Schedule of Transactions, in response to Item 5(c) of this Amendment No. 1.

CUSIP No.: Y37828111
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 22 2019	OxFORD ASSET MANAGEMENT LLP By: /s/ DAVINA GUINNESS Name: DAVINA GUINNESS Title: CHIEF COMPLIANCE OFFICER
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: Y37828111
EXHIBIT B SCHEDULE OF TRANSACTIONS With the exception of (1) below, each of the following transactions was effected by the Reporting Person in the open market through a broker. Trade Date Buy/Sell Quantity Price per Share February 22, 2019 Buy 900,000 $10.25 February 25, 2019 Buy 355,000 $10.25 March 20, 2019 Disposition (1) 1,255,000 (1) (1) This transaction resulted from the Reporting Person's acceptance of the Offer, and the subsequent acceptance for purchase, made by the Issuer (as defined in Item 4 of this Amendment No. 1) to acquire the Reporting Person’s entire holding of 1,255,000 Shares in the Issuer. Pursuant to its acceptance of the Offer, the Reporting Person received consideration of USD 10.215 per Share.